Exhibit 99.1

POET TECHNOLOGIES INC.

US$30,000,000

EQUITY DISTRIBUTION AGREEMENT

June 29, 2023

Craig-Hallum Capital Group LLC

222 South Ninth Street, Suite 350

Minneapolis, Minnesota 55402

Cormark Securities Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 1800 P.O. Box 63

Toronto, Ontario Canada M5J 2J2

Ladies and Gentlemen:

POET Technologies Inc., a corporation existing under the laws of the Province of Ontario (the “Corporation”), confirms its agreement (this “Agreement”) with Craig-Hallum Capital Group LLC (the “U.S. Agent”) and Cormark Securities Inc. (the “Canadian Agent”, and together with the U.S. Agent, the “Agents” and each, an “Agent”) to issue and sell from time to time common shares of the Corporation (the “Shares”) upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 25 hereof.

1.	Issuance and Sale of Shares

(a)	The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, Shares having an aggregate sales price of up to US$30,000,000 (or the equivalent in Canadian currency) (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the Corporation and, with respect to the Registration Statement, declared effective by the SEC.

(b)	When determining the aggregate value of the Placement Shares sold, the Corporation will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the United States dollar equivalent of any Placement Shares which were sold for Canadian dollars.

2.	Placements

(a)	Placement Notice. Each time that the Corporation wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the Agent through which the Corporation wishes to issue and sell such Shares, as applicable, by telephone followed by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters within which the Corporation desires to sell the Shares through such Agent, with a copy by e-mail to the other Agent. The Placement Notice shall at a minimum include (i) the number of Shares to be sold under the applicable Placement pursuant to this Agreement (the “Placement Shares”), (ii) the time period during which sales are requested to be made, (iii) any limitation on the number of Placement Shares that may be sold in any one Trading Day, (iv) any minimum price below which sales may not be made, and (v) the amount of the Placement Fee. The Placement Notice shall originate from any of the individuals from the Corporation set forth on Schedule 1 (each, an “Authorized Representative”), and shall be addressed to each of the respective individuals from the applicable Agent set forth on Schedule 1 attached hereto (after contacting such individuals by telephone), as such Schedule 1 may be amended from time to time by notice given in accordance with Section 14. The Placement Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (B) the entire amount of the Placement Shares have been sold, (C) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, (D) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (E) this Agreement has been terminated under the provisions of Section 4.

(b)	Placement Fee. The amount of compensation to be paid by the Corporation to an Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to up to 3% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the gross proceeds from the sale of the Placement Shares to which it pertains; provided, however, that in the event that the U.S. Agent is acting as sales Agent for such Placement, the U.S. Agent shall pay to CORMARK SECURITIES (USA) LIMITED, the United States broker-dealer affiliate of the Canadian Agent, an amount equal to 40% of the Placement Fee and in the event that the Canadian Agent is acting as sales Agent for such Placement, the Canadian Agent shall pay to the U.S. Agent an amount equal to 60% of the Placement Fee.

(c)	No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor any Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d)	Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed US$30,000,000 (or the equivalent in Canadian currency). Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that compliance with the limitations set forth in this Section 2(d) on the dollar amount of Placement Shares that may be issued and sold under this Agreement from time to time shall be the sole responsibility of the Corporation, and that the Agents shall have no obligation in connection with such compliance. The Corporation acknowledges and agrees that each Agent has informed the Corporation that the Agent may, to the extent permitted under the Securities Act and the Exchange Act (including, without limitation, Regulation M promulgated thereunder) and subject to compliance with Canadian Securities Laws, purchase and sell Shares for its own account while this Agreement is in effect, and shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as otherwise agreed by an Agent in writing to the Corporation.

3.	Sale of Placement Shares by the Agents

(a)	Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will, severally and not jointly, use its commercially reasonable efforts, consistent with its normal trading and sales practices, to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice, subject to applicable federal, provincial and state laws, rules and regulations, and the rules of the TSXV and the Nasdaq. The applicable Agent will provide written confirmation (by email correspondence to an individual set forth on Schedule 1) to the Corporation no later than the opening of the Trading Day immediately following the Trading Day on which such Agent has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSXV, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), on the Nasdaq, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents, including to or through a market maker), (ii) the price of the Placement Shares sold (showing the price of the Placement Shares sold on the TSXV, a Canadian Marketplace, the Nasdaq, a United States Marketplace and pursuant to any other sales method used by the Agents, including to or through a market maker), (iii) the gross proceeds of the Placement, (iv) the Placement Fee payable by the Corporation to the Agents with respect to such sales (including the currency payable in respect thereof), and (v) the Net Proceeds payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102 including, without limitation, sales on the TSXV or any Canadian Marketplace or an “at-the-market offering” as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on the Nasdaq or United States Marketplace. The U.S. Agent covenants and agrees with the Corporation that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on the TSXV or on any Canadian Marketplace. For the avoidance of doubt, the U.S. Agent is not acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of the U.S. Agent in its capacity as an Agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions. The Canadian Agent covenants and agrees with the Corporation that it shall not (i) directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in the United States, or (ii) sell Placement Shares on the Nasdaq or on any United States Marketplace. For the avoidance of doubt, the Canadian Agent is not acting as an underwriter of the Placement Shares in the United States.

(b)	Each of the Agents hereby covenants and agrees that, during the time an Agent is the recipient of a Placement Notice pursuant to Section 2 hereof that has not been declined, suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any “marketplace” (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, the applicable Agent will immediately recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(c)	The Agents, severally and not jointly, covenant that the Agents will not (nor will any Affiliate thereof or person or company acting jointly or in concert therewith), in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102), in Canada or “at-the-market offering” (as defined in Rule 415 under the Securities Act) in the United States, enter into any transaction that is intended to stabilize or maintain the market price of the Placement Shares or the Shares, including selling an aggregate number or principal amount of Placement Shares that would result in creating an over-allocation position in the Shares.

(d)	Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) provided they have observed and complied with the terms of any applicable Placement Notice, the Agents will incur no liability or obligation to the Corporation or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Section 3.

4.	Suspension of Sales

(a)	The Corporation or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice of suspension. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time by notice given in accordance with Section 14.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information with respect to the Corporation or the Shares, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any applicable Agents unless it is made in writing to the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time by notice given in accordance with Section 14. Material non-public information includes, without limitation, any “material fact” or “material change” (within the meaning of the Securities Act (Ontario)) that has not been disclosed.

5.	Settlement

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice and agreed to by the U.S. Agent, settlement for sales of Placement Shares sold on the United States Marketplace shall occur at 10:00 a.m. (New York City time) on the second (2nd) Trading Day (or any such settlement cycle as may be in effect pursuant to Rule 15c6-1 under the Exchange Act from time to time) following the date on which such sales are made on the United States Marketplace or other date as the parties may mutually agree (each, a “U.S. Settlement Date”). Unless otherwise specified in the applicable Placement Notice and agreed to by the Canadian Agent, settlement for sales of Placement Shares sold on the Canadian Marketplace shall occur on the second (2nd) Trading Day on the applicable stock exchange on which such Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such other day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each, a “Canadian Settlement Date” and together with each U.S. Settlement Date, a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction of the Placement Fee for such sales payable by the Corporation to the applicable Agent pursuant to Section 2 hereof and expenses pursuant to Section 8(h) hereof (the “Net Proceeds”).

(b)	Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the Corporation written notice of such designee by 12:00 p.m. Eastern time at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares sold in Canada and at The Depository Trust Company through its Deposit/Withdrawal at Custodian (or DWAC) system for Placement Shares sold in the United States or by such other means of delivery as may be mutually agreed upon by the Corporation and applicable Agent and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered Shares in good deliverable form, the applicable Agent will, on each Settlement Date, or such other date as agreed between the applicable Agent and the Corporation in writing, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults on its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereof, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agents any Placement Fee, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11 hereof, with respect to (ii) above, the Corporation shall not be obligated to pay the Agents any Placement Fee, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSXV or the Nasdaq; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by an Agent to comply with its obligations under the terms of this Agreement or any applicable Placement Notice.

6.	Registration Statement and Prospectuses

(a)	The Corporation has prepared and filed with the Canadian Qualifying Authorities the Canadian Preliminary Base Prospectus and has prepared and filed with the Canadian Qualifying Authorities the Canadian Base Prospectus in respect of an aggregate of up to US$300,000,000 in Shares, debt securities, convertible securities, subscription receipts, warrants and units of the Corporation (collectively, the “Shelf Securities”), in each case, in accordance with Canadian Securities Laws. The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the (final) short form base shelf prospectus of the Corporation dated June 30, 2021 filed with the Canadian Qualifying Authorities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined in Canadian Securities Laws) and identified by the Corporation as a “designated news release” in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR in compliance with Section 5.5 of the Companion Policy to NI 44-102. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

(b)	The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-255631) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.”

(c)	The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Corporation (to the extent the Corporation is eligible to file such “issuer free writing prospectus” under Rule 433) or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g).

(d)	Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

(e)	The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.

(f)	All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Exchange Act or the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus, as the case may be.

7.	Representations and Warranties of the Corporation

The Corporation represents and warrants to, and agrees with, the Agents that:

(a)	Prospectuses and Registration Statement. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to cease to be effective. At the time of filing the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws as at each Applicable Time and Settlement Date. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Corporation has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested. At the time of filing the Registration Statement, the Corporation was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer.

(b)	No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed, or will conform in all material respects, with the requirements of the Securities Act and the Rules and Regulations; the Form F-X conformed with the requirements of Form F-X; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus, if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only information furnished by any Agent consists of the information described as such in Section 11(a) hereof.

(c)	Organization and Qualification. The Corporation and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Corporation nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Corporation and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in a Material Adverse Effect and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(d)	Subsidiaries. All of the direct and indirect material Subsidiaries of the Corporation are set forth in the Corporation’s EDGAR filings and SEDAR filings, including, in each case, as applicable, exhibits filed therewith or incorporated by reference therein. The Corporation owns, directly or indirectly, all of the share capital or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Corporation has no Subsidiaries, all other references to the Subsidiaries shall be disregarded.

(e)	Regulatory Permits. The Corporation and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Corporation’s EDGAR filings and SEDAR filings, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect, and neither the Corporation nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit. The disclosures in the Registration Statement concerning the effects of federal, state, provincial, local and all foreign regulation on the Corporation’s business as currently contemplated are correct in all material respects.

(f)	Compliance. Neither the Corporation nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Corporation or any Subsidiary under), nor has the Corporation or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state, provincial and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not reasonably be expected to result in a Material Adverse Effect.

(g)	Authorization; Enforcement. The Corporation has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Corporation and no further action is required by the Corporation, the board of directors of the Corporation or the Corporation’s shareholders in connection herewith or therewith other than (i) the filing with the SEC of the Prospectus Supplement, (ii) application(s) to each applicable trading market for the listing of the Placement Shares for trading thereon in the time and manner required thereby, (iii) such filings as are required to be made under applicable securities laws and (iv) any required notices under outstanding warrant agreements (collectively, the “Required Approvals”). This Agreement has been (or upon delivery will have been) duly executed by the Corporation and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law and public policy with respect thereto.

(h)	No Consents Required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, if any, each of which is, or shall be, in full force and effect (on a conditional basis, in the case of the consent of the TSXV), no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the execution, delivery and performance of this Agreement, the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(i)	Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the Corporation’s EDGAR filings and SEDAR filings, except as specifically disclosed in a subsequent EDGAR filing or document or disclosed in a SEDAR filing filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) the Corporation has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Corporation’s financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Corporation has not altered its method of accounting, (iv) the Corporation has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any of its share capital, (v) the Corporation has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Corporation stock option plans and (vi) no officer or director of the Corporation has resigned from any position with the Corporation. The Corporation does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Placement Shares contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists with respect to the Corporation or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that is required to be disclosed by the Corporation under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made. Unless otherwise disclosed in an EDGAR filing and SEDAR filing filed prior to the date this representation is made, the Corporation has not: (i) issued any securities or incurred any liability or obligation, direct or contingent, for borrowed money; or (ii) declared or paid any dividend or made any other distribution on or in respect to its share capital.

(j)	No Applicable Registration or Other Similar Rights. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there are no contracts, agreements or understandings between the Corporation and any person granting such person the right (other than rights that have been waived in writing or otherwise satisfied) to require the Corporation to file a registration statement or prospectus under the Securities Act or Canadian Securities Laws with respect to any securities of the Corporation owned or to be owned by such person or to require the Corporation to include such securities in the securities registered pursuant to the Registration Statement or the Prospectuses or in any securities being registered pursuant to any other registration statement or prospectus filed by the Corporation under the Securities Act or Canadian Securities Laws.

(k)	Financial Information. The financial statements of the Corporation included in the Corporation’s EDGAR filings and SEDAR filings, together with the related schedules and notes and any related auditors’ report on such statements comply in all material respects with applicable accounting requirements and rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Corporation and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(l)	Litigation. Other than as disclosed in the Prospectuses, there is no action, suit, inquiry, notice of violation, Proceeding or investigation pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of the Agreement or the Placement Shares or (ii) if there were an unfavorable decision, would reasonably be expected to result in a Material Adverse Effect. Neither the Corporation nor any Subsidiary, nor any current director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal, state or provincial securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Corporation, there is not pending or contemplated, any investigation by the Commission involving the Corporation or any current director or officer of the Corporation. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Corporation or any Subsidiary under the Exchange Act or the Securities Act or any prospectus filed by the Corporation or any Subsidiary under Canadian Securities Laws.

(m)	Labor Relations. No labor dispute exists or, to the knowledge of the Corporation, is imminent with respect to any of the employees of the Corporation, which would reasonably be expected to result in a Material Adverse Effect. None of the Corporation’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Corporation or such Subsidiary, and neither the Corporation nor any of its Subsidiaries is a party to a collective bargaining agreement. No current executive officer of the Corporation or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Corporation or any of its Subsidiaries to any liability with respect to any of the foregoing matters, in each case except as would not reasonably be expected to have a Material Adverse Effect. The Corporation and its Subsidiaries are in compliance with all federal, state, provincial, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n)	No Conflicts. The execution, delivery and performance by the Corporation of this Agreement, the issuance and sale of the Placement Shares and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Corporation’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Corporation or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Corporation or Subsidiary debt or otherwise) or other understanding to which the Corporation or any Subsidiary is a party or by which any property or asset of the Corporation or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Corporation or a Subsidiary is subject (including federal, state and provincial securities laws and regulations), or by which any property or asset of the Corporation or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to result in a Material Adverse Effect.

(o)	Foreign Corrupt Practices. Neither the Corporation nor any Subsidiary, nor to the knowledge of the Corporation or any Subsidiary, any agent or other person acting on behalf of the Corporation or any Subsidiary (other than the Agents, as to which no such representation is made by the Corporation herein), has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Corporation or any Subsidiary (or made by any person acting on its behalf of which the Corporation is aware) which is in violation of law, or (iv) violated in any material respect any provision of the FCPA or similar legislation in Canada. The Corporation has taken reasonable steps to ensure that its accounting controls and procedures are sufficient to cause the Corporation to comply in all material respects with the FCPA and similar legislation in Canada.

(p)	Money Laundering. The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action, suit or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation or any Subsidiary, threatened.

(q)	Office of Foreign Assets Control. Neither the Corporation nor any Subsidiary nor, to the Corporation’s knowledge, any current director, officer, agent, employee or Affiliate of the Corporation or any Subsidiary is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or equivalent agency in Canada.

(r)	Sarbanes-Oxley; Internal Accounting Controls. The Corporation and the Subsidiaries are in compliance in all material respects with all applicable requirements of the Sarbanes-Oxley Act of 2002 and similar legislation in Canada that are effective as of the date hereof, and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Representation Date. The Corporation and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation and the Subsidiaries have established disclosure controls and procedures (in the United States, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Corporation and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the Exchange Act and under Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. In accordance with the requirements of the Exchange Act and Canadian Securities Laws, the Corporation’s certifying officers evaluate the effectiveness of the disclosure controls and procedures of the Corporation and the Subsidiaries as of the end of the period covered by the most recently filed report under the Exchange Act and under Canadian Securities Laws (any such date, the “Evaluation Date”). As applicable, in accordance with the requirements of the Exchange Act and Canadian securities laws, the Corporation presented in its most recently filed report under the Exchange Act and under Canadian Securities Laws the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (in the United States, as such term is defined in the Exchange Act) of the Corporation and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of the Corporation and its Subsidiaries.

(s)	Tax Status. Except for matters that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Corporation and its Subsidiaries each (i) has made or filed all United States federal, state, Canadian federal, provincial and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, there are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Corporation or of any Subsidiary know of no basis for any such claim. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Registration Statement or Canadian Prospectus are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements. The term “taxes” mean all federal, state, provincial, local, foreign, and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto. The term “returns” means all returns, declarations, reports, statements, and other documents required to be filed in respect to taxes.

(t)	Disclosure; 10b-5. Each of the Registration Statement (and any further documents to be filed with the SEC) and the Canadian Prospectus contains all exhibits and schedules as required by the Securities Act and under Canadian Securities Laws. Each of the Registration Statement and any post-effective amendment thereto, if any, as well as the Canadian Base Prospectus and the Canadian Prospectus Supplement, at the time it became effective or was filed, as applicable, complied in all material respects with Canadian Securities Laws, the Securities Act, the Exchange Act and the applicable rules and regulations under the Securities Act, as applicable, and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus, the Prospectus Supplement, the Canadian Base Prospectus and the Canadian Prospectus Supplement, each as of its respective date, comply in all material respects with Canadian Securities Laws, the Securities Act and the Exchange Act and the applicable rules and regulations, as applicable. Each of the Prospectus, the Prospectus Supplement, the Canadian Base Prospectus and the Canadian Prospectus Supplement, as amended or supplemented, did not and will not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The EDGAR filings and SEDAR filings incorporated by reference into the Prospectuses, when they were filed with the Commission, conformed in all material respects to the requirements of Canadian Securities Laws, the Exchange Act and the applicable rules and regulations, and none of such documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to the EDGAR filings and SEDAR filings incorporated by reference in the Prospectus, the Prospectus Supplement or Canadian Prospectus), in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Prospectus, the Prospectus Supplement or the Canadian Prospectus, when such documents are filed with the Commission, will conform in all material respects to the requirements of Canadian Securities Laws and the Exchange Act and the applicable rules and regulations, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission. There are no documents required to be filed with the Commission or under Canadian Securities Laws in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or Canadian Securities Laws or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Prospectus, Prospectus Supplement or Canadian Prospectus, or to be filed as exhibits or schedules to the Registration Statement, which have not been described or filed as required. The press releases disseminated by the Corporation during the twelve (12) months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.

(u)	Capitalization. The capitalization of the Corporation is as set forth in the Prospectuses. The Corporation has not issued any share capital since its most recently filed report under the Exchange Act and under Canadian Securities Laws, other than pursuant to the exercise of employee stock options under the Corporation’s stock option plans, the issuance of Shares to employees pursuant to the Corporation’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Share Equivalents outstanding as of the date of the most recently filed report under the Exchange Act and under Canadian Securities Laws. No person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Except as a result of the purchase and sale of the Placement Shares and as set forth in the Prospectuses, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, any Shares, or contracts, commitments, understandings or arrangements by which the Corporation or any Subsidiary is or may become bound to issue additional Shares or Common Share Equivalents. The issuance and sale of the Placement Shares will not obligate the Corporation to issue Shares or other securities to any person (other than the Agents) and will not result in a right of any holder of Corporation securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding Shares in the capital of the Corporation are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal, state and provincial securities laws, and none of such outstanding Shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. The authorized shares of the Corporation conform in all material respects to all statements relating thereto contained in the Registration Statement, the Prospectuses. The offers and sales of the Corporation’s securities were, at all relevant times, either registered under the Securities Act and the applicable state securities or “blue sky” securities laws, qualified for distribution in Canada pursuant to a valid prospectus, or, based in part on the representations and warranties of the purchasers, exempt from such registration or prospectus requirements. No further approval or authorization of any shareholder, the board of directors of the Corporation or others is required for the issuance and sale of the Placement Shares as provided herein. There are no shareholder agreements, voting agreements or other similar agreements with respect to the Corporation’s share capital to which the Corporation is a party.

(v)	The Placement Shares. The Corporation has full power and authority (corporate or otherwise) to issue the Placement Shares and to perform its obligations hereunder. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable, will conform to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package, will be issued in compliance with applicable federal, provincial and state securities laws and will be free of statutory and contractual preemptive rights, rights of first refusal and similar right.

(w)	Public Filings. There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering that have not been filed as required; and the Corporation has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(x)	Certain Fees. Except as set forth in the Prospectus Supplement and the Canadian Prospectus, no brokerage or finder’s fees or commissions are or will be payable by the Corporation, any Subsidiary or Affiliate of the Corporation to any broker, financial advisor or consultant, finder, underwriter, investment banker, bank or other person with respect to the transactions contemplated by this Agreement. To the Corporation’s knowledge, there are no other arrangements, agreements or understandings of the Corporation or, to the Corporation’s knowledge, any of its shareholders that may affect the Agents’ compensation, including as determined by FINRA. Other than as disclosed in the Prospectuses, the Corporation has not made any direct or indirect payments (in cash, securities or otherwise) to: (i) any person, as a finder’s fee, consulting fee or otherwise, in consideration of such person raising capital for the Corporation, directly or indirectly; (ii) any member of FINRA or any member of the Investment Industry Regulatory Organization of Canada (the “IIROC”); or (iii) any person or entity that has any direct or indirect affiliation or association with any FINRA or IIROC member, in each case within the twelve (12) months prior to the Applicable Time. None of the Net Proceeds of the Offering will be paid by the Corporation to any participating FINRA or IIROC member or its Affiliates, except as specifically authorized herein.

(y)	Transactions With Affiliates and Employees. Other than as disclosed in the Prospectuses, none of the current officers or directors of the Corporation or any Subsidiary and, to the knowledge of the Corporation, none of the current employees of the Corporation or any Subsidiary is presently a party to any transaction with the Corporation or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from, any officer, director or such employee or, to the knowledge of the Corporation, any entity in which any current officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $250,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Corporation and (iii) other employee benefits, including but not limited to stock option agreements under any stock option plan of the Corporation.

(z)	Listing on TSXV and Nasdaq. The issued and outstanding Shares are listed and posted for trading on the TSXV and the Nasdaq, and the Corporation is in compliance in all respects with the current listing requirements of the TSXV and the Nasdaq; and the Placement Shares will be listed and posted for trading on the TSXV and the Nasdaq as of each Applicable Time. Except as disclosed in the Registration Statement and the Prospectuses, the Corporation has not, in the 12 months preceding the date the first Placement Notice is given hereunder, received notice from the TSXV or the Nasdaq to the effect that the Corporation is not in compliance with the listing or maintenance requirements of each such stock exchange. Except as disclosed in the Registration Statement and the Prospectuses, the Corporation has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements.

(aa)	Canadian Reporting Issuer; SEC Registration. The Corporation is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists, is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such Canadian Qualifying Jurisdiction that maintains such a list and is not in breach of any filing requirement under Canadian Securities Laws. The Corporation is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the SEC; the Shares are registered with the SEC under Section 12(b) of the Exchange Act and the Corporation is not in breach of any filing or other requirements under the Exchange Act.

(bb)	Investment Company. The Corporation is not, and is not an Affiliate of, and immediately after receipt of payment for the Placement Shares will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Corporation shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(cc)	Accountants. To the knowledge and belief of the Corporation, Marcum LLP (i) is an independent registered public accounting firm as required by the Exchange Act and Canadian securities laws and (ii) shall express its opinion with respect to the financial statements to be included in the Corporation’s filings with the Commission for the fiscal year ending December 31, 2023. Marcum LLP has not, during the periods covered by the financial statements included in the Prospectus, provided to the Corporation any non-audit services (in the United States, as such term is used in Section 10A(g) of the Exchange Act).

(dd)	No Stabilization. The Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the Exchange Act or otherwise, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Placement Shares.

(ee)	Insurance. The Corporation and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Corporation and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. Neither the Corporation nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

(ff)	Title to Assets. The Corporation and the Subsidiaries have good and marketable title in fee simple to, or have valid and marketable rights to lease or otherwise use, all real property and all personal property that is material to the business of the Corporation and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Corporation and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made in accordance with IFRS, and the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Corporation and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Corporation and the Subsidiaries are in compliance.

(gg)	Intellectual Property. Other than as disclosed in the Prospectuses, the Corporation and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as described in the Corporation’s EDGAR filings and SEDAR filings and which the failure to so would reasonably be expected to have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). None of, and neither the Corporation nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights have expired, terminated or been abandoned, or are expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement. Neither the Corporation nor any Subsidiary has received, since the date of the latest audited financial statements included within the Corporation’s EDGAR filings and SEDAR filings, a written notice of a claim that the Intellectual Property Rights violate or infringe upon the rights of any person. To the knowledge of the Corporation, all such Intellectual Property Rights are enforceable and there is no existing infringement by another person of any of the Intellectual Property Rights. The Corporation and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(hh)	Cybersecurity. Other than as disclosed in the Prospectuses, to the Corporation’s knowledge, there has been no security breach or other compromise of or relating to any of the Corporation’s or any Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Corporation and the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Corporation and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect; (iii) the Corporation and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Corporation and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(ii)	Environmental Laws. Other than as disclosed in the Prospectuses, the Corporation and its Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(jj)	Continuous Offering Agreements. Except for this Agreement, the Corporation is not party to any other equity distribution or sales agency agreement or other similar arrangement with any other agent or any other representative in respect of any “at the market offering” or other continuous equity offering transaction.

(kk)	Officers’ Certificate. Any certificate signed by any duly authorized officer of the Corporation and delivered to an Agent or to counsel for such Agent in connection with this Agreement shall be deemed a representation and warranty by the Corporation to such Agent as to the matters set forth therein.

(ll)	Compliance with NI 44-102. The Corporation has, concurrently with the execution of this Agreement, issued and filed a news release that (i) states that the Corporation has entered into this Agreement and has filed or will file the Prospectus Supplements, and (ii) specifies where and how a purchaser of Placement Shares hereunder may obtain a copy of this Agreement and the Prospectuses.

(mm)	Application of Takeover Protections. The Corporation and the board of directors of the Corporation have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti takeover provision under the Corporation’s certificate of incorporation (or similar charter documents) or the laws of its governing jurisdiction that is or would become applicable as a result of the Agents and the Corporation fulfilling their obligations or exercising their rights under this agreement.

(nn)	No Integrated Offering. Neither the Corporation, nor any of its Affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Placement Shares to be integrated with prior offerings by the Corporation for purposes of any applicable shareholder approval provisions of TSXV (or any other applicable Canadian Marketplace), or Nasdaq (or any other applicable United States Marketplace).

(oo)	Solvency. Based on the consolidated financial condition of the Corporation as of the date hereof, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Corporation’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Corporation, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Corporation, together with the proceeds the Corporation would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Corporation does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the date hereof. The EDGAR filings and SEDAR filings set forth as of the date hereof all outstanding secured and unsecured indebtedness of the Corporation or any Subsidiary, or for which the Corporation or any Subsidiary has commitments.

(pp)	U.S. Real Property Holding Corporation. The Corporation is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Corporation shall so certify upon the Agents’ request.

(qq)	Bank Holding Company Act. Neither the Corporation nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Corporation nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, 5% or more of the outstanding shares of any class of voting securities or 25% or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Corporation nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(rr)	FINRA Affiliation. No current officer or director of the Corporation or any beneficial owner of 5% or more of the Corporation’s unregistered securities has any direct or indirect affiliation or association with any FINRA member (as determined in accordance with the rules and regulations of FINRA) that is participating in the Offering. The Corporation will advise the Agents, Ellenoff Grossman & Schole LLP and Dentons Canada LLP if it learns that any current officer or director of the Company or owner of 5% or more of the Corporation’s outstanding common shares of the Corporation or Common Share Equivalents is or becomes an Affiliate or associated person of a FINRA member firm.

(ss)	Board of Directors. The board of directors of the Corporation is comprised of the persons set forth in the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 under the caption of “Directors, Senior Management and Employees”. The qualifications of the persons serving as board members and the overall composition of the board of directors of the Corporation comply with the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder applicable to the Corporation and the rules of the TSXV (or any other applicable Canadian Marketplace), or Nasdaq (or any other applicable United States Marketplace). If applicable, at least one member of the board of directors of the Corporation qualifies as a “financial expert” as such term is defined under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder and the rules of the TSXV (or any other applicable Canadian Marketplace), or Nasdaq (or any other applicable United States Marketplace). In addition, if applicable, at least a majority of the persons serving on the board of directors of the Corporation qualify as “independent” as defined under the rules of the TSXV (or any other applicable Canadian Marketplace), or Nasdaq (or any other applicable United States Marketplace) and Canadian Securities Laws.

The Corporation acknowledges that each Agent will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

8.	Covenants of the Corporation.

The Corporation covenants and agrees with the Agents that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Corporation will submit a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) to the Agents within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; (iv) the Corporation will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR); and (v) the Corporation will promptly notify the Agents if the Canadian Prospectus ceases to be effective to qualify the distribution of the Placement Shares by the Agents due to the expiry of the Canadian Prospectus in accordance with Canadian Shelf Procedures and Canadian Securities Laws. The Corporation will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 and the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Cease Trade or Stop Orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order, cease trade order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with Section 4 or Section 13 of this Agreement, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or Canadian Securities Laws, the Corporation will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will promptly notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will promptly prepare and, after complying with Section 8(a)(iii) hereof, file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)	Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)	[RESERVED]

(f)	Earnings Statement. The Corporation will make generally available to its security holders as soon as reasonably practicable an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act. For the avoidance of doubt, the Corporation’s compliance with the reporting requirements of the Exchange Act shall be deemed to satisfy the requirements of this Section 8(f).

(g)	Material Non-public Information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof if the Corporation is in possession of material non-public information regarding the Corporation and the Subsidiaries, or the Shares.

(h)	Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, will pay all expenses relating to the following matters: (i) the preparation and filing of the Registration Statement and each amendment and supplement thereto, each of the Prospectuses and each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Corporation’s counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of the Agents, including counsel to the Agents, in connection with this Agreement, the Registration Statement and the Prospectuses (subject to a maximum of US$150,000 for U.S. legal counsel and a maximum of Cdn.$75,000 for Canadian legal counsel (in each case, excluding disbursements and applicable taxes), excluding any ongoing expenses provided for immediately below) and the reasonable fees, disbursements and expenses of counsel to the Agents for their ongoing services in connection with the transactions contemplated hereunder (not to exceed (i) US$5,000 per quarter with respect to U.S. legal counsel and (ii) US$5,000 per quarter with respect to Canadian legal counsel, in each case, excluding disbursements and applicable taxes), (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSXV and the Nasdaq, and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and FINRA (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)	Use of Proceeds. The Corporation will use the Net Proceeds as described in the Prospectuses.

(j)	Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would reasonably be expected to alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)	Due Diligence Cooperation. The Corporation will cooperate with any due diligence review conducted by the Agents or their agents in order to facilitate the transactions contemplated by this Agreement, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone or at the Corporation’s principal offices, and (ii) during the Corporation’s ordinary business hours.

(l)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time and at each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)	Required Filings Relating to Placement of Placement Shares. In each quarterly report, management’s discussion and analysis, annual financial statements/annual report, and related annual management’s discussion and analysis on Form 20-F, Form 40-F or Form 10-K filed by the Corporation in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Corporation shall set forth with regard to such period (i) the number and average price of Placement Shares sold through the Agents under this Agreement, (ii) the aggregate Net Proceeds received by the Corporation (to the extent such disclosure is required under applicable laws, including the policies of any stock exchange on which the Shares are listed) and (iii) the aggregate compensation paid or payable by the Corporation to the Agents with respect to sales of Placement Shares pursuant to this Agreement during such annual or quarterly period, as applicable. For so long as the Shares are listed on the TSXV, the Corporation will provide the TSXV with all information it requires with respect to the Offering within the timelines prescribed by the TSXV.

(n)	Representation Dates; Certificate. During the term of this Agreement, each time the Corporation (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form 20-F, Form 40-F or Form 10-K (including any Form 20-F/A, Form 40-F/A or Form 10-K/A that includes amended audited financial information); or (iii) files, furnishes or amends interim financial statements on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) above shall be a “Representation Date”), the Corporation shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its annual report on Form 20-F, Form 40-F or Form 10-K. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)	Legal Opinions. Upon execution of this Agreement and (x) promptly and in any event within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation will furnish or cause to be furnished to the Agents, (i) the written opinions of Bennett Jones LLP and other local counsel as required, such opinions to be substantially similar to the form attached hereto as Exhibit B, and (ii) the written opinions and negative assurance letter of Katten Muchin Rosenman LLP and other local counsel as required, such opinions and negative assurance letter, each dated the date that the opinion is required to be delivered, in form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p)	Auditor Comfort Letter. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation shall cause its auditors to furnish to the Agents a letter (the “Auditor Comfort Letter”) addressed to the Agents dated the date such Auditor Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and the Subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or the documents incorporated by reference therein, which Auditor Comfort Letter shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, (B) stating that such auditors are or were, as applicable, independent public accountants within the meaning of the Securities Act and Canadian Securities Laws and the rules and regulations thereunder, and that, as applicable, in their opinion the audited financial statements of the Corporation incorporated by reference in the Registration Statement and the Prospectuses and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of the Securities Act and Canadian Securities Laws and the related regulations adopted by the SEC and the Canadian Qualifying Authorities (the first such letter, the “Initial Auditor Comfort Letter”) and (C) if applicable, updating the Initial Auditor Comfort Letter with any information which would have been included in the Initial Auditor Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)	Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r)	Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that, prior to the termination of this Agreement, it will not be or become an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

(s)	No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(t)	Acknowledgment of Trading. Subject to the agreements of the Agents set forth in Section 3(c), the Corporation consents, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the Nasdaq and the TSXV, to the extent applicable, and under this Agreement, to the Agents trading in the Placement Shares for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement.

(u)	Actively-Traded Security. The Corporation shall notify the Agents as soon as reasonably practicable by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(v)	Notice of Other Sales. During the pendency of any Placement Notice given hereunder, the Corporation shall provide the Agents notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible or exercisable into or exchangeable for Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Shares, options or other rights to purchase or otherwise acquire Shares, or Shares issuable upon the exercise of options or other equity awards, in each case granted pursuant to any stock option, stock bonus or other stock or compensatory plan or arrangement, whether now in effect or hereafter implemented, (ii) issuance of securities in connection with an acquisition, merger or sale or purchase of assets which is described at the time of issuance in the Registration Statement and the Prospectuses, (iii) issuance or sale of Shares upon exchange, conversion or exercise of securities or the exercise of warrants, options or other rights then in effect or outstanding, and disclosed in filings by the Corporation available on SEDAR or EDGAR or otherwise in writing to the Agents, and (iv) issuance or sale of Shares pursuant to any dividend reinvestment and stock purchase plan that the Corporation has in effect or may adopt from time to time, provided that the implementation of such new plan is disclosed to the Agents in advance. If the Corporation notifies the Agents under this Section 8(v) of a proposed sale of Shares or Share equivalents, the Agents may suspend any offers and sales of Securities under this Agreement for a period of time deemed appropriate by the Agents.

(w)	Compliance with Laws. The Corporation and each of the Subsidiaries shall maintain, or cause to be maintained, all material environmental permits, licences and other authorizations required by federal, provincial, state and local law in order to conduct their businesses as described in the Registration Statement and the Prospectuses, and the Corporation and each of the Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in compliance with such permits, licences and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licences and authorizations could not reasonably be expected to result in a Material Adverse Effect.

(x)	Securities Act and Exchange Act. The Corporation will use its best efforts to comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act, the Exchange Act, the TSXV and the Nasdaq as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(y)	CFO Certificate. Upon the request of the Agents, in the event that any financial information which would customarily receive “tick-mark” comfort in an Auditor Comfort Letter delivered pursuant to Section 8(p) hereof does not receive such certification by the Company’s auditors in such Auditor Comfort Letter, concurrently with the delivery of such Auditor Comfort Letter, the Corporation shall furnish to the Agents a certificate signed by the chief financial officer of the Corporation (the “CFO Certificate”), addressed to the Agents and dated the date such CFO Certificate is delivered, in form and substance satisfactory to the Agents, acting reasonably, relating to the verification of such financial information described above and providing “management comfort” with respect to such information.

9.	Additional Representations and Covenants of the Corporation

(a)	Issuer Free Writing Prospectuses. The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Corporation under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including not making use of any Issuer Free Writing Prospectuses unless eligible to do so, and including the timely filing with the SEC or retention where required and legending.

(b)	Distribution of Offering Materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above), provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Agents.

10.	Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(b)	Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)	Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Corporation’s reports filed with the SEC and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that causes or could reasonably be expected to cause a Material Adverse Effect (financial or otherwise), the effect of which, in the sole judgment of the Agents (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)	Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n) on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f)	Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o).

(g)	Comfort Letter. The Agents shall have received the Auditor Comfort Letter required to be delivered pursuant to Section 8(p) on or before the date on which the delivery of such letter is required pursuant to Section 8(p).

(h)	CFO Certificate. The Agents shall have received the CFO Certificate required to be delivered pursuant to Section 8(x) on or before the date on which the delivery of such certificate is required pursuant to Section 8(x).

(i)	Approval for Listing; No Suspension. The Placement Shares shall have been conditionally approved for listing on the TSXV, subject only to customary listing conditions required to be fulfilled following the entering into of this Agreement. Trading in the Shares shall not have been suspended on such markets.

(j)	Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(n), the Corporation shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(k)	Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(l)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements for the Agents’ compensation under this Agreement.

11.	Indemnification and Contribution

(a)	The Corporation agrees to indemnify and hold harmless each Agent, and each of their respective directors, officers, employees and agents, and each person, if any, who controls any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each Affiliate of any Agent within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages, liabilities and expenses (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon:

(i)	any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto, any Issuer Free Writing Prospectus, the U.S. Prospectus or any amendment thereto, the Canadian Prospectus or any amendment thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or any misrepresentation within the meaning of Canadian Securities Laws contained therein, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Agent furnished to the Corporation in writing by such Agent expressly for use therein (it being understood and agreed that the names of the Agents set forth on the cover constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses or any Issuer Free Writing Prospectus);

(ii)	the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable Rules and Regulations or stock exchange requirements in connection with the offering of the Shares;

(iii)	any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) in the Corporation’s public record, preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or in the United States; and

(iv)	any breach by the Corporation of any representation or warranty contained in this Agreement.

(b)	In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a), such person (the “Indemnified Party”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (1) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (2) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for any Agent, and all of their respective officers, employees and agents, and all persons, if any, who control any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are Affiliates of any Agent within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section. In the case of any such separate firm for the Canadian Agent and such officers, employees and agents, and such control persons and Affiliates of any Agent, such firm shall be designated in writing by the Canadian Agent. In the case of any such separate firm for the U.S. Agent and such officers, employees and agents, and such control persons and Affiliates of any Agent, such firm shall be designated in writing by the U.S. Agent. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Indemnifying Party of the aforesaid request and (ii) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

(c)	To the extent the indemnification provided for in Section 11(a) is unavailable to an Indemnified Party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (1) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Indemnified Party or parties on the other hand from the distribution of the Placement Shares or (2) if the allocation provided in Section 11(c)(1) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(c)(1) but also the relative fault of the Corporation on the one hand and of the Indemnified Party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Agents on the other hand in connection with the distribution of the Placement Shares shall be deemed to be in the same respective proportions as the Net Proceeds from the distribution of the Placement Shares received by the Corporation and the total Placement Fees received by the Agents. The relative fault of the Corporation on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Agents’ respective obligations to contribute pursuant to this Section 11 are several in proportion to the respective Placement Fees received by the Agents, and not joint (nor joint and several).

(d)	The Corporation and the Agents agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(c). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in 11(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11, no Agent shall be required to contribute any amount in excess of the Placement Fees or any portion thereof actually received by such Agent. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

(e)	The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (1) any termination of this Agreement, (2) any investigation made by or on behalf of any Agent, and any of their respective officers, employees or agents, any person controlling any Agent, or any Affiliate of any Agent, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (3) acceptance of and payment for any of the Placement Shares.

(f)	The Indemnifying Party hereby acknowledges and agrees that, with respect to this Section 11, the Agents are contracting on their own behalf and as agents for their Affiliates, directors, officers, employees and agents and their respective Affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Agents will act as trustee for the Beneficiaries of the covenants of the Indemnifying Party under this Section 11 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.	Representations and Agreements to Survive Delivery

All representations, warranties, covenants and agreements of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.	Termination

(a)	The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19, Section 20 and Section 23 hereof shall remain in full force and effect notwithstanding such termination.

(b)	Each Agent shall have the right to terminate its obligations under this Agreement in their sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19, Section 20 and Section 23 hereof shall remain in full force and effect notwithstanding such termination.

(c)	Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) June 29, 2024 and (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19, Section 20 and Section 23 shall remain in full force and effect.

(d)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19, Section 20 and Section 23 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Corporation terminates this Agreement, as permitted under Section 13(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

14.	Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

Cormark Securities Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 1800 P.O. Box 63

Toronto, Ontario Canada M5J 2J2

Attention: Alfred Avanessy

Email: aavanessy@cormark.com

-and-

Craig-Hallum Capital Group LLC

222 South Ninth Street, Suite 350

Minneapolis, Minnesota 55402

Attention: Rick Hartfiel

Email: rick.hartfiel@craig-hallum.com

With a copy (which shall not constitute notice) to:

Dentons Canada LLP

77 King Street West, Suite 400

Toronto-Dominion Centre

Toronto, Ontario M5K 0A1

Attention: Ora Wexler

Email: ora.wexler@dentons.com

-and-

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

Attention: Robert Charron

Email: capmkts@egsllp.com

or if sent to the Corporation, shall be delivered to:

POET Technologies Inc.

120 Eglinton Avenue East, Suite 1107

Toronto, Ontario M4P 1E2

Attention: Suresh Venkatesan

Email: svv@poet-technologies.com

With a copy (which shall not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place, 100 King Street West

Toronto, Ontario M5X 1A4

Attention: Christopher Doucet

Email: doucetc@bennettjones.com

-and-

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, Illinois 60661

Attention: Mark Wood

Email: mark.wood@katten.com

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail on or before 5:00 p.m., Eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email (notwithstanding clause (i) above), on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

15.	Consent to Jurisdiction

The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any Ontario Court or in any state or federal courts sitting in the City of New York, Borough of Manhattan, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above- referenced documents, to the extent permitted by law. The provisions of this Section 15 shall survive any termination of this Agreement, in whole or in part.

16.	Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the Affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

17.	Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, consolidation, stock dividend or similar event effected with respect to the Shares.

18.	Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof; provided, however, notwithstanding anything herein to the contrary, the letter agreement, dated June 2, 2023, by and between the Corporation and the U.S. Agent shall terminate (except with respect to any ongoing obligations with respect to Section 2 thereof) upon the consummation of the first Placement hereunder in accordance with the terms hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.	Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the State of New York.

20.	Waiver of Jury Trial

The Corporation and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.	Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of the Corporation.

22.	Research Analyst Independence

The Corporation acknowledges that the Agents’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that the Agents’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Corporation and/or the Offering that differ from the views of the Agents’ investment banking divisions. The Corporation acknowledges that each of the Agents is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

23.	Judgment Currency

The Corporation agrees to indemnify each Agent, its directors, officers, Affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

24.	Compliance with USA Patriot Act

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

25.	Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“Action” has the meaning given thereto in Section 7(l) hereof;

(b)	“Affiliate” has the meaning given thereto in the Business Corporations Act (Ontario) and includes with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such person as such terms are used in and construed under Rule 405 under the Securities Act;

(c)	“Agents” has the meaning given thereto in the preamble hereof;

(d)	“Agreement” has the meaning given thereto in the preamble hereof;

(e)	“Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(f)	“Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(g)	“Auditor Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(h)	“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(i)	“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

(j)	“Beneficiaries” has the meaning given thereto in Section 11(f) hereof;

(k)	“BHCA” has the meaning given thereto in Section 7(qq) hereof;

(l)	“Business Day” means any day on which the Nasdaq and TSXV are open for business;

(m)	“Canadian Agent” has the meaning given thereto in the preamble hereof;

(n)	“Canadian Base Prospectus” has the meaning given thereto in Section 6 hereof;

(o)	“Canadian Marketplace” has the meaning given thereto in Section 3 hereof;

(p)	“Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus of the Corporation dated April 29, 2021 and filed with the Canadian Qualifying Authorities;

(q)	“Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

(r)	“Canadian Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(s)	“Canadian Qualifying Authorities” means the securities regulatory authorities in the Canadian Qualifying Jurisdictions;

(t)	“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada;

(u)	“Canadian Securities Laws” means securities laws and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions;

(v)	“Canadian Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(w)	“Canadian Shelf Procedures” means NI 44-101 and NI 44-102;

(x)	“CFO Certificate” has the meaning given thereto in Section 8(x) hereof;

(y)	“Commission” means each of (i) the United States Securities and Exchange Commission and (ii) the securities regulatory authorities in each of the Canadian Qualifying Jurisdictions, as applicable;

(z)	“Common Share Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares;

(aa)	“Corporation” has the meaning given thereto in the preamble hereof;

(bb)	“Designated News Release” has the meaning given thereto in Section 6(a) hereof;

(cc)	“Disclosure Package” has the meaning given thereto in Section 7(b) hereof;

(dd)	“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System;

(ee)	“Environmental Laws” has the meaning given thereto in Section 7(ii) hereof;

(ff)	“Evaluation Date” has the meaning given thereto in Section 7(r) hereof;

(gg)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(hh)	“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended;

(ii)	“Federal Reserve” has the meaning given thereto in Section 7(qq) hereof;

(jj)	“FINRA” means the Financial Industry Regulatory Authority in the United States;

(kk)	“Governmental Authorities” means all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign, or any other governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation-making organizations or entities;

(ll)	“Hazardous Materials” has the meaning given in Section 7(ii) hereof;

(mm)	“IFRS” has the meaning given thereto in Section 7(k) hereof;

(nn)	“IIROC” has the meaning given thereto in Section 7(x) hereof;

(oo)	“Indemnified Party” and “Indemnifying Party” each has the meaning given thereto in Section 11(b) hereof;

(pp)	“Initial Auditor Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(qq)	“Intellectual Property Rights” has the meaning given thereto in Section 7(gg) hereof;

(rr)	“Issuer Free Writing Prospectus” has the meaning given thereto in Section 6 hereof;

(ss)	“IT Systems and Data” has the meaning given thereto in Section 7(hh) hereof;

(tt)	“Lien” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

(uu)	“Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on: (A) the business, general affairs, management, assets, condition (financial or otherwise), results of operations, shareholders’ equity, liabilities (contingent or otherwise), properties or prospects of the Corporation and the Subsidiaries, taken as a whole, or (B) the ability of the Corporation to consummate the transactions contemplated herein, or (ii) would result in any Prospectus or any Prospectus Supplement containing a misrepresentation within the meaning of Canadian Securities Laws;

(vv)	“material change” has the meaning given thereto under Canadian Securities Laws;

(ww)	“material fact” has the meaning given thereto under Canadian Securities Laws;

(xx)	“Material Permit” means all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct the Corporation’s and its of its Subsidiaries respective businesses as described in the Corporation’s EDGAR filings and SEDAR filings, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect;

(yy)	“Money Laundering Laws” has the meaning given thereto in Section 7(p) hereof;

(zz)	“Nasdaq” means the Nasdaq Stock Market LLC;

(aaa)	“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(bbb)	“NI 21-101” means National Instrument 21-101 — Market Operations;

(ccc)	“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

(ddd)	“NI 44-102” means National Instrument 44-102 — Shelf Distributions;

(eee)	“Offering” has the meaning given thereto in Section 1 hereof;

(fff)	“person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind;

(ggg)	“Placement” has the meaning given thereto in Section 2(a) hereof;

(hhh)	“Placement Fee” has the meaning given thereto in Section 2(b) hereof;

(iii)	“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(jjj)	“Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(kkk)	“Proceeding” means an Action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened;

(lll)	“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(mmm)	“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

(nnn)	“Receipt” has the meaning given thereto in Section 6 hereof;

(ooo)	“Registration Statement” has the meaning given thereto in Section 6 hereof;

(ppp)	“Representation Date” has the meaning given thereto in Section 8(n) hereof;

(qqq)	“Required Approvals”“ has the meaning given thereto in Section 7(g) hereof;

(rrr)	“Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(sss)	“Rule 433” means Rule 433 under the Securities Act;

(ttt)	“Rules and Regulations” has the meaning given thereto in Section 6 hereof;

(uuu)	“SEC” means the United States Securities and Exchange Commission;

(vvv)	“Securities Act” means the United Stated Securities Act of 1933, as amended;

(www)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(xxx)	“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(yyy)	“Shares” has the meaning given thereto in the preamble hereof;

(zzz)	“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(aaaa)	“Subsidiary” includes each of OPEL Solar Inc., ODIS Inc., BB Photonics Inc., POET Technologies Pte Ltd., POET Optoelectronics Shenzhen Co., Ltd. and Super Photonics Xiamen Co., Ltd.;

(bbbb)	“Trading Day” means any day on which either the Nasdaq or the TSXV are open for trading;

(cccc)	“TSXV” means the TSX Venture Exchange;

(dddd)	“United States Marketplace” has the meaning given thereto in Section 3 hereof;

(eeee)	“U.S. Agent” has the meaning given thereto in the preamble hereof;

(ffff)	“U.S. Base Prospectus” has the meaning given thereto in Section 6 hereof;

(gggg)	“U.S. Prospectus” has the meaning given thereto in Section 6 hereof;

(hhhh)	“U.S. Prospectus Supplement” has the meaning given thereto in Section 6 hereof; and

(iiii)	“U.S. Settlement Date” has the meaning given thereto in Section 5(a) hereof.

26.	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, email (including pdf or any electronic signature complying with applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of Page Intentionally Left Blank]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

POET TECHNOLOGIES INC.

	Per:	/s/ Thomas Mika
	Name:	Thomas Mika
	Title:	Chief Financial Officer
Authorized Signing Officer

ACCEPTED as of the date first-above written:

CRAIG-HALLUM CAPITAL GROUP LLC

	Per:	/s/ Rick Hartfiel
	Name:	Rick Harfiel
	Title:	Director of Investment Banking
Authorized Signing Officer

CORMARK SECURITIES INC.

Per:	/s/ Alfred Avanessy
Name:	Alfred Avanessy
Title:	Managing Director
Authorized Signing Officer

SCHEDULE 1

The Authorized Representatives of the Corporation are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Thomas R. Mika / Chief Financial Officer	tm@poet-technologies.com	[REDACTED]
Kevin Barnes / VP Finance & Treasurer	kb@ poet-technologies.com	[REDACTED]

The Authorized Representatives of the U.S. Agent are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Joe Geelan	jgeelan@craig-hallum.com	(612) 334-6392

The Authorized Representative of the Canadian Agent is as follows:

Name and Office/Title	E-mail Address	Telephone Number
Equity Capital Markets Desk	ecm@cormark.com	(416) 943-6472

EXHIBIT A
OFFICER’S CERTIFICATE

To:	Craig-Hallum Capital Group LLC and Cormark Securities Inc. (together, the “Agents”)

Re:	Equity Distribution Agreement dated June ●, 2023 (the “Distribution Agreement”) between POET Technologies Inc. (the “Corporation”) and the Agents

Date:	●, 202●

I, [name of executive officer], the [title of executive officer] of the Corporation, do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Distribution Agreement, and without personal liability, that, to the best of my knowledge:

(i)	Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed thereto in the Distribution Agreement.

Date	By:
Name:
Title:

EXHIBIT B

MATTERS TO BE COVERED BY

INITIAL OPINION OF CORPORATION’S CANADIAN COUNSEL

1.	POET Technologies Inc. is a corporation existing under the Business Corporations Act (Ontario) (the “OBCA”) and has not been dissolved.

2.	The Corporation, has the power (corporate or otherwise) and capacity to own, lease or operate, as the case may be, its properties and carry on its business as presently conducted.

3.	The Corporation is registered to carry on business as an extra-provincial corporation in each of the provinces in Canada in which the location of its properties or operation of its business makes such registration necessary.

4.	The Corporation has the corporate power and capacity to execute, deliver and perform its obligations under the Equity Distribution Agreement.

5.	The Corporation is a reporting issuer under the securities laws of each of the Canadian Qualifying Jurisdictions and is not noted as being in default on the lists of reporting issuers or reporting issuers in default maintained by the Canadian Qualifying Authorities.

6.	All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Equity Distribution Agreement and the Canadian Prospectus Supplement, the filing of the Canadian Prospectus Supplement and the Equity Distribution Agreement in each of the Canadian Qualifying Jurisdictions, as applicable, and the performance of its obligations under the Equity Distribution Agreement, including the issuance of the Shares.

7.	The Prospectuses, and any amendment or supplement thereto, have been validly authorized and executed by the Corporation.

8.	The execution and delivery of the Equity Distribution Agreement, the performance by the Corporation of its obligations thereunder and the consummation of the transactions contemplated by the Equity Distribution Agreement and the Canadian Prospectus Supplement do not and will not conflict with or result in a breach or violation of any of the terms and provisions of:

(a)	the articles or by-laws of the Corporation or resolutions of the directors or shareholders of the Corporation;

(b)	to our knowledge, any judgment, decree, order, statute, rule or regulation applicable to the Corporation of any Canadian court or judicial, regulatory or other legal or governmental agency or body; or

(c)	any of the terms or provisions of any statute, rule or regulation of the Canadian Qualifying Jurisdictions or the federal laws of Canada applicable therein applicable to the Corporation, including, without limitation, Canadian Securities Laws.

9.	A decision document has been obtained in respect of each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus from the Reviewing Authority and, subject to the filing of standard post-closing notices of distribution, all necessary documents have been filed, all necessary proceedings have been taken and all necessary consents, approvals, and authorizations have been obtained, in each case by the Corporation, under Canadian Securities Laws to permit the Placement Shares to be offered, sold and delivered, as contemplated by the Equity Distribution Agreement in the Canadian Qualifying Jurisdictions by or through investment dealers or brokers duly and properly registered under Canadian Securities Laws who have complied with the relevant provisions of such laws and the terms of such registration.

10.	To our knowledge, no order suspending the distribution of the Shares has been issued, no proceedings for that purpose have been instituted or threatened by any of the Canadian Qualifying Authorities.

11.	The share capital of the Corporation and the attributes of the Shares conform in all material respects to the descriptions thereof contained under the heading “Description of the Securities Distributed” in the Canadian Prospectus Supplement and “Description of Share Capital” in the Canadian Prospectus.

12.	The holders of the outstanding common shares of the Corporation are not entitled to subscribe for the Shares pursuant to pre-emptive or similar rights under the Corporation’s articles of incorporation, as amended, or by-laws.

13.	The statements under the captions “Certain Canadian Federal Income Tax Considerations”, and “Eligibility for Investment” in the Prospectuses, are, in all material respects, accurate summaries of such legal matters, documents and proceedings.

14.	The form of certificate for the common shares of the Corporation complies with the provisions of the OBCA, any applicable requirements of the constating documents of the Corporation and the requirements of the TSXV.

15.	The Placement Shares issuable and deliverable under the Equity Distribution Agreement have been validly authorized and will, when issued in accordance with the terms of the Equity Distribution Agreement, including the receipt of the consideration therefor in accordance with the terms of the Equity Distribution Agreement, be validly issued as fully paid and non-assessable common shares of the Corporation.

16.	The outstanding common shares of the Corporation are listed on the TSXV. The Placement Shares have been conditionally approved for listing on the TSXV subject to the satisfaction of the listing conditions.

17.	The authorized capital of the Corporation consists of an unlimited number of common shares, of which, as at the close of business on ●, 202●, there were ● common shares issued and outstanding as fully paid and non-assessable shares, and one special voting share, of which, as at the close of business on ●, 202●, there were nil special voting shares issued and outstanding.

18.	Computershare Investor Services Inc., at its principal office in Toronto, Ontario, has been duly appointed as the transfer agent and registrar for the common shares of the Corporation.